DBS BANK

82-3172

02028869

20 Mar 02

Securities & Exchange Commission
Division of Corporate Finance
~~Room 3094 (3-6)~~ 3011
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

3-2

SEC MAIL RECEIVED MAY 06 2002 WASH. D.C.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

SUPPL

Dear Sirs

DBS Group Holdings
~~THE DEVELOPMENT BANK OF SINGAPORE LTD~~ ("DBS BANK")

We enclose a copy of DBS Bank's news release for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

FARIDAH BEEVI
BANK EXECUTIVE
SECRETARIAT
6878 8841 (DID)

dw 5/8

ENC

DBS NEWS

Ref No : 09/2002

DBS LAUNCHES PERSONAL FINANCE CENTRE THAT PROMISES TO ENHANCE ITS RELATIONSHIP WITH LOAN CUSTOMERS

***

Long term investment to retain leadership in Loans market

***

OFFERS CUSTOMERS SUPERIOR CUSTOMER EXPERIENCE THROUGH CONVENIENCE AND 'EXTRA-MILE' SERVICE

SINGAPORE, MAR 19, 2002 – DBS announced the opening of its new Personal Finance Centre located at Haw Paw Centre. The Personal Finance Centre, believed to be the first-of-its-kind in Singapore, will be the one-stop solution for all customers' personal financing needs, including home mortgages, Cashline, renovation loans and vehicle loans. The Personal Finance Centre will operate round the clock, and customers will be serviced by 100 experienced staff.

The Personal Finance Centre brings together 'under-one-roof' all of DBS consumer loans' expertise, to focus solely on providing customers advice on their personal financing needs with the bank. Customers will enjoy the convenience of being able to discuss about their personal financing portfolio with loan officers over the phone.

DBS has maintained its market dominance in mortgage loans in 2001, and it has also successfully launched Cashline in October 2001, garnering more than 30,000 Cashline accounts within three months. All this has translated to more customer inquiries about their personal financing portfolios. The Personal Finance Centre already receives an average of 10,500 calls per week on personal financing-related inquiries.

"We recognise that the penetration of mobile phones and easy access to consumer information has resulted in changing consumer needs and service expectations. Consumers want to be able to make time-critical and informed decisions about their personal financing portfolio. Infrastructure enhancements like Customer Relationship Management (CRM) allows our staff to respond to customer's needs faster and more effectively. This is especially the case for home mortgages, where customers may have immediate concerns about their installments or want us to customise other solutions to meet new requirements," said Elsie Foh, Managing Director of Personal Banking, DBS Bank.

"For customers that want to talk to our loan officers face-to-face, we also have a dedicated mobile sales team to meet them anywhere that is convenient for them and at anytime they require," added Foh.

All the Personal Finance Centre staff have the necessary experience and know-how to provide customers expert advice on their personal financing portfolio, and they are also equipped with tools like CRM to help them to be more efficient and effective.

"In additional to the modern technological aids, we also place a high premium on superior service quality. As loans become more commoditised, banks need to start competing on providing that 'extra-mile' service," said Paul Wong, Head of Direct Banking, DBS Bank.

"We have been very successful in doing this in Dao Heng and this has brought us considerable benefits in terms of new loans booked, retention, cross-selling and raising overall productivity. In fact our overall efficiency increased two-fold in terms of loans processing at Dao Heng. DBS has been able to tap on Dao Heng's experience to develop the Personal Finance Centre strategy even further, and on a larger scale," added Wong.

The Personal Finance Centre is part of a broader Direct Banking strategy led by Paul Wong, who was seconded from Dao Heng Bank in September last year. Direct Banking encompasses all non-branch customer touch-points in DBS Bank. This includes the Customer Service Call Centres, the Personal Finance Centre, Tele-sales Team and all Self Service Banking Channels.

<END>

About DBS

DBS Group Holdings Ltd is the holding company of DBS Bank and is one of the largest banking groups in Southeast Asia. Ranked among the top banks in Asia, DBS Bank is a recognised leader in Internet banking and e-commerce. Beyond Singapore, DBS Group serves corporate, institutional and retail customers through subsidiaries and associated companies in Hong Kong, the Philippines, Indonesia and Thailand, and offers international banking services through a network of overseas branches and offices. With its acquisition of Dao Heng Bank in June 2001, DBS is the fourth largest bank in Hong Kong by assets. DBS Group can be found on the internet at **www.dbs.com**.

For more information, please contact:

Jenny Lee
Vice President, Group Communications
Tel: 6878-8849 / 9733-5757
Fax:6222-4478
Email: ***jennylee@dbs.com***

Adrian Chia
Manager, Group Communications
Tel: 6878-8127
Fax: 6222-4478
Email: ***adrianchia@dbs.com***

DBS BANK

1 Apr 02

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

THE DEVELOPMENT BANK OF SINGAPORE LTD ("DBS BANK")

We enclose a copy of DBS Bank's news release for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

FARIDAH BEEVI
BANK EXECUTIVE
SECRETARIAT
6878 8841 (DID)

ENC

27.03.2002 15:03

MASNET No. 24 OF 26.03.2002
Announcement No. 24

Faudale 1/4

DBS GROUP HOLDINGS LTD

SUCCESSFUL CLOSE OF KOOKMIN BANK'S USD400 MILLION TRANSFERABLE TERM LOAN FACILITY / FIOATING NOTES ISSUE

Ref No: 10/2002

March 26, 2002

KOOKMIN BANK USD400 MILLION

TRANSFERABLE TERM LOAN FACILITY / FLOATING RATES ISSUE

The attached Press Release is issued on behalf of the Mandated Arrangers of the above transaction, namely ABN Amro Bank, BA Asia Limited, DBS Bank, Standard Chartered Bank and Sumitomo Mitsui Banking Corporation.

SUCCESSFUL CLOSE OF KOOKMIN BANK'S USD400 MILLION TRANSFERABLE TERM LOAN FACILITY / FLOATING NOTES ISSUE

* * *

Largest Syndicated Debt Financing for Korea's Largest Commercial Bank

* * *

OVERSUBSCRIPTION OF MORE THAN TWO TIMES BY 29 FINANCIAL INSTITUTIONS FROM AROUND THE WORLD

HONG KONG, MAR 26. - On behalf of ABN Amro Bank, BA Asia Limited, DBS Bank, Standard Chartered Bank and Sumitomo Mitsui Banking Corporation (the "Mandated Arrangers"), DBS Bank (the "Publicity Agent") is pleased to announce the successful close of Kookmin Bank's USD400 Million Transferable Term Loan Facility/Floating Rates Issue. The signing ceremony for the transaction was held today in Hong Kong.

The transaction was the largest syndicated debt financing for Korea's largest commercial bank, Kookmin Bank. It received an overwhelming response of more than two times oversubscription. At the close of syndication, 29 financial institutions from more than from 13 countries confirmed their interest in participation. Despite the oversubscription, Kookmin Bank decided to keep the facility amount at USD400 million. Please refer to the attached details of the Final Allocation List in Annex A.

Kookmin Bank is the largest bank in Korea and the 60th largest bank in the world. Merged with H&CB on November 1, 2001, Kookmin Bank boasts of combined assets of USD142.6 billion and market capitalisation of USD 11.2 billion, as of December 2001. The success of the transaction is a reflection of the market's appreciation of Kookmin Bank's reputation and the growing optimism towards Korea's economic recovery.

[end]

020326_Publicity all

Submitted by JULIE YEO, VICE PRESIDENT on 26/03/2002 to the SGX

Kookmin Bank Annex A

US$400 Million Transferable Term Loan Facility / FRN Issue

Final Allocation List

	Allocated Participation Amount (US$ Millions)		
	Tranche A	**Tranche B**	**Total**
Co-ordinating Arrangers			
ABN AMRO Bank N.V.	7	17	24
BA Asia Limited	7	17	24
The Development Bank of Singapore Ltd	7	17	24
Standard Chartered Bank	7	17	24
Sumitomo Mitsui Banking Corporation	0	24	24
Lead Arrangers			
Banca Nazionale del Lavoro S.p.A., Singapore Branch	11	12	23
Lloyds TSB Bank plc	0	23	23
Natexis Banques Populaires	9	11	20
NORD/LB Norddeutsche Landesbank Girozentrale, Singapore Branch	4	16	20
Landesbank Schleswig-Holstein (LB Kiel)	9	10	19
Arrangers			
Commonwealth Bank of Australia	9	11	20
UniCredito Italiano SpA, Singapore Branch	5	10	15
Lead Managers			
Bayerische Landesbank	20		20
Royal Bank of Scotland plc, London	20		20
National Australia Bank	15		15
Banca di Roma, Tokyo	10		10
International Commercial Bank of China, Taipei	10		10
Landesbank Hessen-Thuringen Girozentrale	10		10
National City Bank	10		10
Senior Managers			
Hua Nan Commercial Bank, HK	3	5	8
Banque Et Caisse D'epargne De L'etat	5		5
Export-Import Bank of The Republic of China, Taipei	5		5
International Commercial Bank of China, Singapore	5		5
Landesbank Rheinland Pfalz International	5		5
Taiwan Cooperative Bank, Taiwan		5	5
Zurcher Kantonlbank	5		5
Managers			
Yamaguchi Bank, Pusan		3	3
Raiffeisenberband Salzburg		2	2
WGZ Bank	2		2
Total	**200**	**200**	**400**

30 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 30 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
6878 6444 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	48,102		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 30 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. *Details of consideration need not be provided.*

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,453,434,663	S$66,475,374	19,608,841
Paid-up Share Capital	1,453,434,663	S$66,475,374	19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 30 April 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : DBS Group Holdings Ltd

This is Not A Receipt Unless it is Machine Receipted

199901152M RCB 197882 30/04/2002 $10.00

THE DEVELOPMENT ... LTD

MAIL BOX NO: ____________

(For Mailbox Subscribers)

RCB

REGISTRY OF COMPANIES AND BUSINESSES

For enquiries, please call BIZLINE: 1800-222 6266

200004

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

29 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 25 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Hussin (Ms)
Bank Executive
Secretariat
6878 5304 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	8,221		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(e) 26 April 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,453,386,561	S$66,475,374	19,608,841
Paid-up Share Capital	1,453,386,561	S$66,475,374	19,608,841

CERTIFICATE ‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 29 April 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : 199901152M
DBS Group Holdings Ltd

This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO : __________ RCB 196223 30/04/2002 $10.00

(for Mailbox Subscribers)

THE DEVELOPMENT BANK OF SINGAPORE LTD

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

24 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of DBSH's Form 24 dated 25 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Hussin (Ms)
Bank Executive
Secretariat
6878 5304 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS.GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	23,169		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(e) 22 April 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,453,286,402	S$66,475,374	19,608,841
Paid-up Share Capital	1,453,286,402	S$66,475,374	19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 24 April 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	15,200		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
Fax No: 222 1035

A/c No:

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(e) 22 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,453,301,602	S$66,475,374	19,608,841
Paid-up Share Capital	1,453,301,602	S$66,475,374	19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 24 April 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

Noracal
This is Not A Receipt Unless it is Machine Receipted

Registration No :

RCB 190964 25/04/2002 $20.00

MAIL BOX NO : __________

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

For enquiries, please call BIZLINE: 1800-222 6266

200004

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

29 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

UNAUDITED RESULTS FOR THE QUARTER ENDED 31 MARCH 2002

Enclosed, for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the quarter ended 31 March 2002.

Yours sincerely

Heng Lee Cheng (Ms)
Group Secretary
6878 5311 (DID)

Encs

/fb

DBS NEWS

Ref. No. 15/2002

DBS POSTS FIRST QUARTER 2002 NET PROFIT BEFORE GOODWILL OF S$346 MILLION

* * *

Operating profits up by 33%
from first quarter 2001

SINGAPORE, Apr. 29, 2002 - DBS Group Holdings ("DBS") today announced its unaudited financial results for the first quarter of 2002.

In the first quarter of 2002, DBS' operating profit excluding goodwill amortisation was S$565 million, an improvement of 33% compared to the first quarter of 2001. The growth came from non-interest income and better interest margins, which were partly due to the consolidation of 71.6% owned Dao Heng Bank Group Limited ("Dao Heng")'s results as well as disciplined expense management. Dao Heng's financial statements were consolidated only from July 1, 2001 and therefore not included in the first quarter 2001 results.

Net profit before goodwill amortisation was S$346 million, an increase of 8% compared to the first quarter of 2001 despite an increase in provisions from S$38 million to S$96 million. Net profit after goodwill amortisation declined by 14% to S$278 million, due to the goodwill amortisation of S$68 million.

THE DEVELOPMENT BANK OF SINGAPORE LTD
6 Shenton Way, DBS Building Tower One, Singapore 068809. Telephone: 65-8788888
Website: www.dbs.com Email: groupcomms@dbs.com
Biz Regn No. 49413400C

Compared to the fourth quarter of 2001, net profit before goodwill amortisation increased by 46% due to lower valuation reserves for treasury activities and the inclusion of restructuring / integration expenses for Dao Heng and DBS Vickers Securities ("DBS Vickers").

Revenue Expansion

Compared to the same period last year, net interest income grew by 37% to S$670 million, due to stronger interest margins and an expanded loan book resulting from the Dao Heng acquisition. Net interest margin was 2.02%, up from 1.85% in the first quarter of 2001, while customer loans grew 29% to S$66 billion.

Benefiting from Dao Heng's strength in trade finance and credit cards, as well as the contribution in stockbroking fees from DBS Vickers, fee income increased by 64% over the first quarter of 2001 to S$193 million. Correspondingly, over the same period, fee income as a percentage of total income improved to 19% from 15%; DBS expects the fee component of its revenue to improve further over time as more fee-based products are originated and marketed to its customers, both retail and institutional.

Other income declined to S$152 million, a drop of 19% due to lower profits from the sale of Singapore Government Securities and the non-recurring profit from the sale of the DBS Securities Building in the first quarter of 2001.

Managing Costs

Total staff and other operating expenses increased by 20% to S$459 million compared to the first quarter of 2001. However, excluding the expenses of newly acquired Dao Heng and DBS Vickers, as well as the associated restructuring / integration costs, operating expenses would have declined by 15%, due primarily to lower staff bonuses and headcount reduction made possible by workflow rationalisation. The cost to income ratio declined to 44.8% compared to 47.4% in the first quarter of 2001 and 49.1% for the entire year 2001.

Asset Quality and Capitalisation Remain Strong

DBS' volume of NPLs (non-performing loans) remained unchanged. However, the ratio of NPLs to total non-bank loans increased marginally to 5.9% in the first quarter of 2002, compared to 5.7% at the end of 2001, due to a decline in the loan base. DBS continues to prudently monitor NPLs and record provisions to build up reserves against the possibility of future loan losses; the 60.4% provision coverage of NPLs was similar to that registered at the end of 2001.

The total capital adequacy ratio for DBS, as of March 31, 2002, remained strong at 17.7%, comfortably above the BIS minimum requirements. The Tier 1 ratio stood at 12.5%. Taking into consideration the second tranche of the Dao Heng transaction, and excluding the expected retained earnings for the rest of 2002, DBS' Tier 1 and total ratio would be 9.0% and 14.6% respectively.

About DBS

DBS Group Holdings Ltd is the holding company of DBS Bank and is one of the largest banking groups in Southeast Asia. Ranked among the top banks in Asia, DBS Bank is a recognised leader in Internet banking and e-commerce. Beyond Singapore, DBS Group serves corporate, institutional and retail customers through subsidiaries and associated companies in Hong Kong, The Philippines, Indonesia and Thailand, and provides international banking services through a network of overseas branches and offices. With its acquisition of Dao Heng Bank in June, 2001, DBS is the fourth largest bank in Hong Kong. DBS Group can be found on the internet at www.dbs.com

[end]

For more information, contact:

Darryl Dickens
Head, Group Communications
DBS Singapore
Tel: (65) 6878 3748
Mobile: (65) 9010 2890
Fax: (65) 6222 4478

Julie Yeo
Vice President
DBS Singapore
Tel: (65) 6878 5447
Mobile: (65) 9673 4433
Fax: (65) 6222 4478

DBS

UNAUDITED FINANCIAL RESULTS

FOR FIRST QUARTER 2002

APRIL 29, 2002

Unaudited Financial Performance Summary For First Quarter 2002

For the quarter	1st Qtr 2002	4th Qtr 2001	Incr/ (Decr)	1st Qtr 2001	Incr/ (Decr)
Profit and Loss Account	**S$'m**	**S$'m**	**(%)**	**S$'m**	**(%)**
Net interest income	**670.0**	706.9	(5.2)	489.3	36.9
Non-interest income	**354.5**	258.9	36.9	318.8	11.2
Income before operating expenses	**1,024.4**	965.8	6.1	808.1	26.8
Operating expenses	**(459.2)**	(515.6)	(10.9)	(383.1)	19.9
Goodwill amortisation	**(67.7)**	(67.8)	(0.1)	-	NM
Operating profit	**497.5**	382.3	30.1	425.0	17.1
Provisions	**(95.8)**	(86.8)	10.3	(37.6)	154.5
Associated and joint venture companies	**13.7**	14.9	(7.9)	14.4	(4.9)
Net profit before tax	**415.5**	310.4	33.9	401.8	3.4
Net profit after tax attributable to members	**278.0**	168.7	64.8	321.3	(13.5)
Cash basis after tax profit attributable to members	**345.8**	236.5	46.2	321.3	7.6
At end of period					
Key Balance Sheet Data (S$'m)					
Total assets	**153,957.4**	151,294.3	1.8	116,284.3	32.4
Customer loans	**66,340.4**	68,208.0	(2.7)	51,323.8	29.3
Customer deposits	**109,585.7**	106,771.3	2.6	84,422.4	29.8
Shareholders' funds	**13,812.8**	13,529.1	2.1	10,852.4	27.3
Goodwill	**5,055.2**	5,124.2	(1.3)	-	NM
Key Financial Indicators					
Return on assets - GAAP basis (%)	**0.73**	0.76 *		1.13	
Return on equity - GAAP basis (%)	**8.14**	8.90 *		12.04	
Return on assets - Cash basis (%)	**0.91**	0.86 *		1.13	
Return on equity - Cash basis (%)	**10.12**	10.07 *		12.04	
Cost-to-Income (excluding goodwill amortisation) (%)	**44.8**	49.1 *		47.4	
BIS Capital ratios (%)					
- Tier I	**12.5**	12.2 *		15.5	
- Total	**17.7**	17.4 *		19.8	
Cash earnings per share (cents)	**94**	89 *		104	
Basic earnings per share (cents)	**75**	78 *		104	

NM : Not meaningful
Note : Some of the figures may not add up to the relevant totals due to rounding.
* Ratios for Year 2001

Unaudited Financial Performance Summary For First Quarter 2002

For the quarter	DBSH Group 1st Qtr 2002	Dao Heng 1st Qtr 2002	Vickers 1/ 1st Qtr 2002	Acquisition Related Costs	Adjusted DBSH Group 1st Qtr 2002	Incr/ (Decr) excluding Acquisition Effects, over 1st Qtr 2001
Profit and Loss Account	S$'m	S$'m	S$'m	S$'m	S$'m	(%)
Net interest income	670.0	161.7	0.9	(24.5)	531.8	8.7
Non-interest income	354.5	65.8	35.2	-	253.5	(21.5)
Income before operating expenses	1,024.4	227.5	36.2	(24.5)	785.3	(2.9)
Operating expenses	(459.2)	(96.3)	(33.7)	-	(329.3)	(14.7)
Goodwill amortisation	(67.7)	-	(1.2)	(66.6)	-	NM
Operating profit	497.5	131.2	1.3	(91.1)	456.1	7.3
Provisions	(95.8)	(37.0)	(0.4)	-	(58.4)	54.8
Associated and joint venture companies	13.7	2.6	(1.3)	-	12.5	(13.5)
Net profit before tax	415.5	96.8	(0.4)	(91.1)	410.2	2.1
Net profit after tax attributable to members	278.0	57.2	(2.0)	(98.5)	321.4	-
Cash basis after tax profit attributable to members	345.8	57.2	(0.8)	(31.9)	321.4	-

Dao Heng : Dao Heng Bank Group Limited
Vickers : DBS Vickers Securities Holdings Pte Ltd
1/ Net of DBS Securities Group's contribution in 1st Qtr 2001

Note : Appropriate adjustments have been made to Dao Heng Bank Group Limited accounts to bring them in line with the Singapore Generally Accepted Accounting Standards.

Adoption of New Accounting Standards

Effective for financial periods beginning on or after April 1, 2001, companies in Singapore are required to adopt the revised Statement of Accounting Standard 12 on Income Taxes. As a result, DBSH Group has applied the revised Standard with effect from January 1, 2002. There is no material impact on the Group financial statements for first quarter 2002 (1st Qtr 2002).

Profit and Loss

Compared to first quarter 2001 (1st Qtr 2001), DBS Group Holdings Ltd and its subsidiary companies (DBSH Group)'s operating profit for 1st Qtr 2002 increased by 17.1% to S$497.5 million, as a result of higher net interest and fee income. On a cash basis, net profit attributable to members (NPAM) increased by 7.6% to S$345.8 million. NPAM, however, declined 13.5% to S$278.0 million after a 154.5% increase in provision charge over 1st Qtr 2001.

Exhibit 1
Group Operating Profit


S$'m
2,000
1,500
1,000
500
0
1,122
1,964
1,685
1,672
425
382
498
1998
1999
2000
2001
1st Qtr 2001
4th Qtr 2001
1st Qtr 2002

Exhibit 2
Group Net Profit Attributable to Members


S$'m
1,500
1,000
500
0
112
1,072
1,389
999
321
169
278
1998
1999
2000
2001
1st Qtr 2001
4th Qtr 2001
1st Qtr 2002

Compared to fourth quarter 2001 (4th Qtr 2001), operating profit also registered double digit increase due mainly to lower operating expenses. Excluding restructuring expenses of S$40.4 million from 4th Qtr 2001, operating profit would increase by 18.7%. On a cash basis, NPAM increased by 46.2%.

Acquisition Effects on Profit and Loss

For the 1st Qtr 2002, Dao Heng Bank Group Limited (DHG) contributed S$57.2 million to Group net profit. After deducting after-tax funding cost of S$31.1 million, net cash contribution from DHG was S$26.0 million. Goodwill amortisation for 1st Qtr 2002 was S$64.1 million.

DBS Vickers Securities Holdings Pte Ltd (DBSV)'s contribution to the Group was a loss of S$2.0 million for 1st Qtr 2002.

Excluding DHG and DBSV's contributions and acquisition-related costs, DBSH Group's NPAM would have been S$321.4 million, same profit level as 1st Qtr 2001.

Exhibit 3

Group Net Interest Income and Net Interest Margin


S$'m
(%)
2,500
2,000
1,500
1,000
500
0
1,430
2,035
2,039
2,257
489
707
670
1.7
2.0
2.0
1.8
1.85
2.11
2.02
3
2
1
0
1998
1999
2000
2001
1st Qtr 2001
4th Qtr 2001
1st Qtr 2002

Net Interest Income and Net Interest Margin

Net interest income increased by 36.9% to S$670.0 million for 1st Qtr 2002 largely due to the contribution from DHG. Excluding DHG, DBSV and funding costs incurred for the acquisitions, net interest income was S$531.8 million, an increase of 8.7% over 1st Qtr 2001. The increase was mainly due to the impact of non-bank customer deposits repricing in 4th Qtr 2001, lowering interest expenses.

Compared with 4th Qtr 2001, net interest income was lower due to a decline in the volume of non-bank customers' loans. The movement of foreign exchange rate between Hong Kong versus Singapore dollars also had an impact on the net interest income. As a result, net interest income decreased by 5.2% to S$670.0 million over 4th Qtr 2001.

For the quarter, net interest margin was 2.02% compared to 1.85% for 1st Qtr 2001. Excluding acquisition of Dao Heng, net interest margin was 1.95%.

Net interest margin was 2.11% in 4th Qtr 2001 due to favourable reinvestment of excess funds in interbank lendings.

Table 1

Group Non-Interest Income

S$'m	1st Qtr 2002	4th Qtr 2001	1st Qtr 2001
Fee and commission income	**192.6**	207.3	117.6
Dividend and rental income	**10.2**	7.9	13.5
Other income	**151.8**	43.6	187.7
Total	**354.5**	258.9	318.8
Non-interest Income to Operating Income Ratio (%)	**34.6**	26.8	39.5

Non-Interest Income

Non-interest income as a percentage of total operating income for the 1st Qtr 2002 was 34.6%.

Fee and commission income increased 63.7% to S$192.6 million, largely due to acquisitions of DHG and DBSV.

Compared to 1st Qtr 2001, the S$74.9 million increase in fee and commission income was due to the contribution of stockbroking fees of S$48.5 million from DBSV; and credit card and trade finance fees of S$12.7 million and S$8.8 million respectively from DHG. At DBS Bank level, investment product sales reached S$1,058.0 million, up from S$372.0 million in 1st Qtr 2001.

However, fee and commission income was lower by 7.1%, when compared against previous quarter.

Other income decreased by 19.1% due mainly to higher profit of S$33.0 million recorded for the sale of Singapore Government Securities in the 1st Qtr 2001. In addition, S$31.2 million profit on sale of DBS Securities Building was included in 1st Qtr 2001.

Compared with 4th Qtr 2001, other income increased significantly by S$108.2 million. Valuation reserves of S$87.9 million was set aside for derivative instruments and netted off against other income in 4th Qtr 2001.

Table 2
Group Operating Expenses

S$'m	1st Qtr 2002	4th Qtr 2001	1st Qtr 2001
DBSH Group			
(excluding DHG and DBSV)	**312.3**	332.5	366.1
DHG	**96.4**	105.1	-
DBSV/DBS Securities Group	**46.4**	37.6	17.0
Restructuring and integration costs	**4.1**	40.4	-
Total	**459.2**	515.6	383.1
Cost-to-Income Ratio (%) (excluding Goodwill amortisation)	**44.8**	53.4	47.4
Staff Head Count Number (end of period)	**12,675**	13,157	11,390

Operating Expenses

Excluding DHG and DBSV's operating expenses, restructuring and integration costs and goodwill amortisation, operating expenses declined 14.7%. Staff costs fell S$39.8 million as a result of lower staff bonuses and headcount reduction that arose from rationalisation of workflow and businesses.

The Group's cost-to-income ratio (excluding goodwill amortisation) was 44.8%.

Compared to 4th Qtr 2001, operating expenses fell 10.9%. Restructuring and integration costs incurred for the acquisitions of DHG and DBSV, which amounted to S$40.4 million, was included in 4th Qtr 2001.

Table 3
Change in Group Provisions

S$'m	1st Qtr 2002	4th Qtr 2001	1st Qtr 2001
Loans	**89.8**	140.9	17.4
Equities	**3.2**	(111.9)	6.9
Properties	**4.9**	69.8	-
Other provisions	**-**	(2.3)	-
Specific Provision	**97.9**	96.4	24.3
General Provision	**(2.1)**	(9.6)	13.3
Total	**95.8**	86.8	37.6

Change in Group Provisions

Provision charge was S$95.8 million for 1st Qtr 2002. The charge was mainly due to higher specific loan provision of S$72.4 million, arising largely from uncertain economic conditions. Out of S$72.4 million loan provision charge, S$29.2 million was for loans booked in DHG.

Provision charge for 4th Qtr 2001 was S$86.8 million, S$9.0 million lower than 1st Qtr 2002. There was a significant write-back of S$111.9 million for equity provision following share prices recovery. The write-back partially offset the provisions required for loans and properties owned by DBSH Group in 4th Qtr 2001.

Exhibit 4

Group Non-Performing Loans


S$'m
9,000
6,000
3,000
0
(%)
7,086
8,149
4,411
4,305
4,834
4,577
4,512
4,503
Dec 98
Dec 99
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Mar 02
NBk NPL/NBk Loans
DTDB
Dao Heng

Asset Quality

At end-March 2002, the volume of non-bank non-performing loans (NPLs) was unchanged at S$4.5 billion as compared to end-December 2001. Although NPLs remained constant between the two quarters, overall non-bank loan volume for DBSH Group in the region declined. As a result, the ratio of NPLs to the total non-bank loans (NPL rate) actually increased by 0.2 percentage points to 5.9%.

NPL rate for Hong Kong Operations was around 4% at end-March 2002. Hong Kong credit card business (which includes Dao Heng Card, Compass Card and DKOB Card) managed loan delinquent rate of 1.10% for 90 days past due and 2.34% for 30 days past due. The net charge-off rate was 8.6% reflecting current economic conditions and a rise in bankruptcy filing.

Table 4

Group Geographical NPL Rate
(Based on MAS standard)

(%)	Mar 31 2002	Dec 31 2001	Mar 31 2001
Singapore	**3.6**	3.6	4.0
Hong Kong	**4.1**	4.3	7.1
Regional countries (excl. DTDB)	**35.8**	26.1	27.2
DTDB	**28.7**	29.8	40.3
Other countries	**6.5**	6.8	6.3

DTDB : DBS Thai Danu Bank Public Company Limited

Exhibit 5

Group Non-Performing Loans – by Loan Grading


S'pore
SRC
Others
DKOB
Dao Heng
DTDB
Total
1,479
768
335
228
699
995
4,503
0
2,000
4,000
6,000
S$'m
Substandard
Doubtful
Loss
Total NPLs in respective countries
RC - Regional countries

Of the total S$4,503 million NPLs for 1st Qtr 2002, 69% were in the substandard category, 11% in the doubtful and the remaining 20% in the loss category.

Approximately 7% of the NPLs that had been classified as substandard were "performing" NPLs. These loans were classified due to weak financials although debt servicing was still current.

Exhibit 6

Group Cumulative Specific and General Provisions


S$'m
(%)
5,000
4,000
3,000
2,000
1,000
0
300
200
100
0
4,286
3,147
2,286
2,274
2,643
2,687
2,719
2,721
Dec 98
Dec 99
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Mar 02
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at end-March 2002 amounted to 132.0% of unsecured NPLs, and 60.4% of total NPLs (or 63.4% of total NPLs of S$4,290 million under US SEC guidelines).

Based on MAS guidelines, Group loan loss reserve coverage for DBS Thai Danu Bank (DTDB)'s NPLs was 73.8%. Included in the loan loss reserve is an amount of S$145.0 million set aside for possible valuation losses from foreclosure of properties taken in satisfaction of certain loan arrangement of DTDB. At end-March 2002, the foreclosed properties of DTDB amounted to S$326.3 million. Based on Bank of Thailand (BOT) new guidelines, the existing loan provision in DTDB's books is now 152.6% of BOT's requirement (under the old basis, the loan loss provision is 137.7%.)

Table 5

Group Key Balance Sheet Items

S$'m	Mar 31 2002	Dec 31 2001	Mar 31 2001
Total Assets	**153,957.4**	151,294.3	116,284.3
Customer Loans and Advances	**66,340.4**	68,208.0	51,323.8
Customer Deposits	**109,585.7**	106,771.3	84,422.4
Loan-to-Deposit Ratio (%)	**60.5**	63.9	60.8

Balance Sheet

At end-March 2002, the consolidation of DHG contributed to the increase in DBSH Group assets. Total assets were up 32.4% to S$154.0 billion. Customer loans increased by 29.3% to S$66.3 billion while customer deposits increased by 29.8% to S$109.6 billion. Excluding DHG, customer loans decreased by S$1.8 billion while customer deposits increased by S$3.4 billion. The loan-to-deposit ratio was 60.5%, compared to 60.8% for 1st Qtr 2001.

Table 6

Group Capital

S$'m	Mar 31 2002	Dec 31 2001	Mar 31 2001
Tier I	**10,803**	10,474	11,955
Tier II	**4,514**	4,497	3,262
Total Capital	**15,316**	14,971	15,218
Risk Weighted Assets, including Market Risks	**86,393**	85,892	76,934

Capital Adequacy Ratio (CAR)

Total CAR of DBSH Group, measured according to the Bank of International Settlements (BIS) guidelines was 17.7%, which is more than twice the minimum BIS requirement of 8.0%. The Tier I CAR ratio was 12.5% after deducting goodwill of S$5.1 billion in connection with the acquisitions of DHG and DBSV. The minority interest in DHG and DBSV were excluded from the capital adequacy computations.

For DHG, there are put and call arrangements in place in respect of the DBS Diamond Shares currently held by the minority shareholders. These options are European options, which are exercisable by giving a notice within a period of seven business days following December 31, 2002. Should these options be exercised, on a proforma basis at March 31, 2002, without taking into account earnings in the intervening period, the Tier I and total CAR would be 9.0% and 14.6% respectively.

Exhibit 7

Group Capital Adequacy Ratio (CAR)


(%)
20
15
10
5
0
15.8
19.2
18.9
17.4
19.8
17.7
1.2
3.5
4.5
5.2
4.3
5.2
14.6
15.7
14.4
12.2
15.5
12.5
1998
1999
2000
2001
Mar 01
Mar 02
Tier I
Tier II

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

To: All Shareholders

The Board of Directors of DBS Group Holdings Ltd (DBSH) announces the following:

1. **UNAUDITED RESULTS FOR THE QUARTER ENDED MARCH 31, 2002**

	DBSH Group				
	1st Qtr 2002	4th Qtr 2001	Incr/ (Decr)	1st Qtr 2001	Incr/ (Decr)
	S$' M	S$' M	%	S$' M	%
Net interest income	**670.0**	706.9	(5.2)	489.3	36.9
Non-interest income	**354.5**	258.9	36.9	318.8	11.2
Income before operating expenses	**1,024.4**	965.8	6.1	808.1	26.8
Less: Operating expenses	**459.2**	515.6	(10.9)	383.1	19.9
Goodwill amortisation	**67.7**	67.8	(0.1)	-	NM
Total operating expenses	**526.9**	583.5	(9.7)	383.1	37.5
Operating profit	**497.5**	382.3	30.1	425.0	17.1
Less: Provisions	**95.8**	86.8	10.3	37.6	154.5
Add: Share of profits less losses of associated and joint venture companies	**13.7**	14.9	(7.9)	14.4	(4.9)
Net profit before tax	**415.5**	310.4	33.9	401.8	3.4
Net profit after tax attributable to members	**278.0**	168.7	64.8	321.3	(13.5)
Cash basis after tax attributable to members	**345.8**	236.5	46.2	321.3	7.6

NM: Not Meaningful
1st Qtr : First Quarter
4th Qtr : Fourth Quarter

2. SELECTED BALANCE SHEET DATA

	DBSH Group		
	Mar 31 2002	Dec 31 2001	Mar 31 2001
	S$' M	S$' M	S$' M
(a) Assets			
Total assets	**153,957.4**	151,294.3	116,284.3
Customer loans and advances including bills receivable	**66,340.4**	68,208.0	51,323.8
(b) Liabilities			
Deposits and other accounts of customers	**109,585.7**	106,771.3	84,422.4
Subordinated term debts			
- due within one year	**24.9**	24.8	24.2
- due after one year	**6,090.4**	6,122.4	3,959.9
Borrowings and debt securities			
- due within one year	**1,743.5**	2,156.2	361.4
- due after one year	**2,551.0**	2,186.5	1,318.3
(c) Capital and reserves			
Paid-up preference share capital	**91.6**	91.6	91.6
Issued and paid-up ordinary share capital	**1,447.2**	1,446.8	1,216.0
Ordinary shareholders' funds	**13,217.6**	12,933.9	10,257.1
Total (ordinary and preference) shareholders' funds	**13,812.8**	13,529.1	10,852.4

3. COMMENTS ON RESULTS / BALANCE SHEET ITEMS

(a) Effective for financial periods beginning on or after April 1, 2001, companies in Singapore are required to adopt the revised Statement of Accounting Standard 12 on Income Taxes. As a result, DBSH Group has applied the revised Standard with effect from January 1, 2002. There is no material impact on the Group financial statements for first quarter 2002 (1st Qtr 2002).

(b) Compared to first quarter 2001 (1st Qtr 2001), DBS Group Holdings Ltd and its subsidiary companies (DBSH Group)'s operating profit for 1st Qtr 2002 increased by 17.1% to S$497.5 million, as a result of higher net interest and fee income. On a cash basis, net profit attributable to members (NPAM) increased by 7.6% to S$345.8 million. NPAM, however, declined 13.5% to S$278.0 million after a 154.5% increase in provision charge over 1st Qtr 2001.

Compared to fourth quarter 2001 (4th Qtr 2001), operating profit also registered double digit increase due mainly to lower operating expenses. Excluding restructuring expenses of S$40.4 million from 4th Qtr 2001, operating profit would increase by 18.7%. On a cash basis, NPAM increased by 46.2%.

(c) For the 1st Qtr 2002, Dao Heng Bank Group Limited (DHG) contributed S$57.2 million to Group net profit. After deducting after-tax funding cost of S$31.1 million, net cash contribution from DHG was S$26.0 million. Goodwill amortisation for 1st Qtr 2002 was S$64.1 million.

DBS Vickers Securities Holdings Pte Ltd (DBSV)'s contribution to the Group was a loss of S$2.0 million for 1st Qtr 2002.

Excluding DHG and DBSV's contributions and acquisition-related costs, DBSH Group's NPAM would have been S$321.4 million, same profit level as 1st Qtr 2001.

(d) Net interest income increased by 36.9% to S$670.0 million for 1st Qtr 2002 largely due to the contribution from DHG. Excluding DHG, DBSV and funding costs incurred for the acquisitions, net interest income was S$531.8 million, an increase of 8.7% over 1st Qtr 2001. The increase was mainly due to the impact of non-bank customer deposits repricing in 4th Qtr 2001, lowering interest expenses.

Compared with 4th Qtr 2001, net interest income was lower due to a decline in the volume of non-bank customers' loans. The movement of foreign exchange rate between Hong Kong versus Singapore dollars also had an impact on the net interest income. As a result, net interest income decreased by 5.2% to S$670.0 million over 4th Qtr 2001.

For the quarter, net interest margin was 2.02% compared to 1.85% for 1st Qtr 2001. Excluding acquisition of Dao Heng, net interest margin was 1.95%.

Net interest margin was 2.11% in 4th Qtr 2001 due to favourable reinvestment of excess funds in interbank lendings.

(e) Non-interest income as a percentage of total operating income for the 1st Qtr 2002 was 34.6%.

Fee and commission income increased 63.7% to S$192.6 million, largely due to acquisitions of DHG and DBSV.

Compared to 1st Qtr 2001, the S$74.9 million increase in fee and commission income was due to the contribution of stockbroking fees of S$48.5 million from DBSV; and credit card and trade finance fees of S$12.7 million and S$8.8 million respectively from DHG. At DBS Bank level, investment product sales reached S$1,058.0 million, up from S$372.0 million in 1st Qtr 2001.

However, fee and commission income was lower by 7.1%, when compared against previous quarter.

Other income decreased by 19.1% due mainly to higher profit of S$33.0 million recorded for the sale of Singapore Government Securities in the 1st Qtr 2001. In addition, S$31.2 million profit on sale of DBS Securities Building was included in 1st Qtr 2001.

Compared with 4th Qtr 2001, other income increased significantly by S$108.2 million. Valuation reserves of S$87.9 million was set aside for derivative instruments and netted off against other income in 4th Qtr 2001.

(f) Excluding DHG and DBSV's operating expenses, restructuring and integration costs and goodwill amortisation, operating expenses declined 14.7%. Staff costs fell S$39.8 million as a result of lower staff bonuses and headcount reduction that arose from rationalisation of workflow and businesses.

The Group's cost-to-income ratio (excluding goodwill amortisation) was 44.8%.

Compared to 4th Qtr 2001, operating expenses fell 10.9%. Restructuring and integration costs incurred for the acquisitions of DHG and DBSV, which amounted to S$40.4 million, was included in 4th Qtr 2001.

(g) Provision charge was S$95.8 million for 1st Qtr 2002. The charge was mainly due to higher specific loan provision of S$72.4 million, arising largely from uncertain economic conditions. Out of S$72.4 million loan provision charge, S$29.2 million was for loans booked in DHG.

Provision charge for 4th Qtr 2001 was S$86.8 million, S$9.0 million lower than 1st Qtr 2002. There was a significant write-back of S$111.9 million for equity provision following share prices recovery. The write-back partially offset the provisions required for loans and properties owned by DBSH Group in 4th Qtr 2001.

(h) At end-March 2002, the consolidation of DHG contributed to the increase in DBSH Group assets. Total assets were up 32.4% to S$154.0 billion. Customer loans increased by 29.3% to S$66.3 billion while customer deposits increased by 29.8% to S$109.6 billion. Excluding DHG, customer loans decreased by S$1.8 billion while customer deposits increased by S$3.4 billion. The loan-to-deposit ratio was 60.5%, compared to 60.8% for 1st Qtr 2001.

(i) Total CAR of DBSH Group, measured according to the Bank of International Settlements (BIS) guidelines was 17.7%, which is more than twice the minimum BIS requirement of 8.0%. The Tier I CAR ratio was 12.5% after deducting goodwill of S$5.1 billion in connection with the acquisitions of DHG and DBSV. The minority interest in DHG and DBSV were excluded from the capital adequacy computations.

For DHG, there are put and call arrangements in place in respect of the DBS Diamond Shares currently held by the minority shareholders. These options are European options, which are exercisable by giving a notice within a period of seven business days following December 31, 2002. Should these options be exercised, on a proforma basis at March 31, 2002, without taking into account earnings in the intervening period, the Tier I and total CAR would be 9.0% and 14.6% respectively.

4. **OTHER INFORMATION**

	DBSH Group		
	1st Qtr 2002	4th Qtr 2001*	1st Qtr 2001
(a) **Net profit as a percentage of weighted average total (ordinary and preference) shareholders' funds (%)**	**8.14**	8.90	12.04
(b) **Net profit as a percentage of average total assets (%)**	**0.73**	0.76	1.13
(c) **Earnings per ordinary share (S$)**			
(i) Based on existing ordinary share capital	**0.75**	0.78	1.04
(ii) Fully diluted	**0.72**	0.74	0.98
(d) **Net tangible asset backing per ordinary share (S$)**			
(i) Based on existing ordinary share capital	**5.63**	5.38	8.44
(ii) Assuming non-voting convertible preference shares (CPS) and non-voting redeemable CPS are converted to ordinary shares	**5.69**	5.46	8.30

* Ratios for Year 2001

(e) Details of issue of new ordinary shares of S$1.00 each are as follows:

Particulars	Number of new ordinary shares issued between Dec 31, 2001 and Mar 31, 2002	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting CPS/ non-voting redeemable CPS/Share Options	
		Dec 31, 2001	Mar 31, 2002
Issue of ordinary shares	355,112	-	-
Conversion of non-voting CPS	-	25,106,101	25,106,101
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374
Exercise of Executive Share Options	-	24,421,714	36,364,722

5. **DIVIDEND**

No dividend has been declared for the First Quarter ended March 31, 2002.

BY ORDER OF THE BOARD

HENG LEE CHENG (MS)
GROUP SECRETARY

April 29, 2002
SINGAPORE

26 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 25 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
6878 8841 (DID)

Enc

Registration No : 199901132M

This is Not A Receipt Unless it is Machine Receipted

RCB 190961 25/04/2002 $10.00

MAIL BOX NO : __________

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

For enquiries, please call BIZLINE: 1800-222 6266

200004

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	44,687		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 24 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,453,368,340	S$66,475,374	S$19,608,841
Paid-up Share Capital	S$1,453,368,340	S$66,475,374	S$19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 25 April 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

16 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

THE DEVELOPMENT BANK OF SINGAPORE LTD ("DBS BANK")

We enclose 1 copy of DBS Bank's news releases for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

NORAISAH HUSSIN
BANK EXECUTIVE
SECRETARIAT
6878 5304 (DID)

ENC

MASNET No. 24 OF 26.03.2002
Announcement No. 24

DBS GROUP HOLDINGS LTD

SUCCESSFUL CLOSE OF KOOKMIN BANK'S USD400 MILLION TRANSFERABLE TERM LOAN FACILITY / FIOATING NOTES ISSUE

Ref No: 10/2002

March 26, 2002

KOOKMIN BANK USD400 MILLION

TRANSFERABLE TERM LOAN FACILITY / FLOATING RATES ISSUE

The attached Press Release is issued on behalf of the Mandated Arrangers of the above transaction, namely ABN Amro Bank, BA Asia Limited, DBS Bank, Standard Chartered Bank and Sumitomo Mitsui Banking Corporation.

SUCCESSFUL CLOSE OF KOOKMIN BANK'S USD400 MILLION TRANSFERABLE TERM LOAN FACILITY / FIOATING NOTES ISSUE

* * *

Largest Syndicated Debt Financing for Korea's Largest Commercial Bank

* * *

OVERSUBSCRIPTION OF MORE THAN TWO TIMES BY 29 FINANCIAL INSTITUTIONS FROM AROUND THE WORLD

HONG KONG, MAR 26. - On behalf of ABN Amro Bank, BA Asia Limited, DBS Bank, Standard Chartered Bank and Sumitomo Mitsui Banking Corporation (the "Mandated Arrangers"), DBS Bank (the "Publicity Agent") is pleased to announce the successful close of Kookmin Bank's USD400 Million Transferable Term Loan Facility/Floating Rates Issue. The signing ceremony for the transaction was held today in Hong Kong.

The transaction was the largest syndicated debt financing for Korea's largest commercial bank, Kookmin Bank. It received an overwhelming response of more than two times oversubscription. At the close of syndication, 29 financial institutions from more than from 13 countries confirmed their interest in participation. Despite the oversubscription, Kookmin Bank decided to keep the facility amount at USD400 million. Please refer to the attached details of the Final Allocation List in Annex A.

Kookmin Bank is the largest bank in Korea and the 60th largest bank in the world. Merged with H&CB on November 1, 2001, Kookmin Bank boasts of combined assets of USD142.6 billion and market capitalisation of USD 11.2 billion, as of December 2001. The success of the transaction is a reflection of the market's appreciation of Kookmin Bank's reputation and the growing optimism towards Korea's economic recovery.

[end]

020326_Publicity all

Final Allocation List

	Allocated Participation Amount (US$ Millions)		
	Tranche A	**Tranche B**	**Total**
Co-ordinating Arrangers			
ABN AMRO Bank N.V.	7	17	24
BA Asia Limited	7	17	24
The Development Bank of Singapore Ltd	7	17	24
Standard Chartered Bank	7	17	24
Sumitomo Mitsui Banking Corporation	0	24	24
Lead Arrangers			
Banca Nazionale del Lavoro S.p.A., Singapore Branch	11	12	23
Lloyds TSB Bank plc	0	23	23
Natexis Banques Populaires	9	11	20
NORD/LB Norddeutsche Landesbank Girozentrale, Singapore Branch	4	16	20
Landesbank Schleswig-Holstein (LB Kiel)	9	10	19
Arrangers			
Commonwealth Bank of Australia	9	11	20
UniCredito Italiano SpA, Singapore Branch	5	10	15
Lead Managers			
Bayerische Landesbank	20		20
Royal Bank of Scotland plc, London	20		20
National Australia Bank	15		15
Banca di Roma, Tokyo	10		10
International Commercial Bank of China, Taipei	10		10
Landesbank Hessen-Thuringen Girozentrale	10		10
National City Bank	10		10
Senior Managers			
Hua Nan Commercial Bank, HK	3	5	8
Banque Et Caisse D'epargne De L'etat	5		5
Export-Import Bank of The Republic of China, Taipei	5		5
International Commercial Bank of China, Singapore	5		5
Landesbank Rheinland Pfalz International	5		5
Taiwan Cooperative Bank, Taiwan		5	5
Zurcher Kantonlbank	5		5
Managers			
Yamaguchi Bank, Pusan		3	3
Raiffeisenberband Salzburg		2	2
WGZ Bank	2		2
Total	**200**	**200**	**400**

DBS GROUP HOLDINGS

11 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of DBSH's Form 24 dated 11 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Joanne Mong (Ms)
Bank Executive
Secretariat
6878 5246 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	77,387		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(e) 11 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	1,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share — paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,447,471,770	S$66,475,374	25,103,264
Paid-up Share Capital	1,447,471,770	S$66,475,374	25,103,264

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 11/04/2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Form 24 Continuation Sheet 2

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,447,470,770	S$66,475,374	25,103,264
Paid-up Share Capital	1,447,470,770	S$66,475,374	25,103,264

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 11/04/2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM 24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(e) 11 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

9 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 9 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
6878 8841 (DID)

Enc

Registration No : 199901152m
DBS Group Holdings Ltd.

RCB 170970 10/04/2002 $10.00

MAILBOX NO ________
(for Mailbox Subscribers)

THE DEVELOPMENT BANK OF SINGAPORE LTD

RCB
REGISTRY OF COMPANIES AND BUSINESSES

This is Not A Receipt Unless it is Machine Receipted

99904

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 9 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ ~~shares~~	Non-voting convertible preference shares ~~---Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	S$1,447,390,546	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,447,390,546	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 9 April 2002

Signature: ....

Name of ~~*Director~~ Assistant Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Printed by Government Printers

DBS GROUP HOLDINGS

4 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 4 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Hussin (Ms)
Bank Executive
Secretariat
6878 5304 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	20,054		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 4 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM 24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference shares ~~Preference~~	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	S$1,447,262,340	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,447,262,340	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 4 April 2002

Signature: [signature]

Name of ~~*Director~~ Assistant/Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : 199901152M

DBS Group Hldgs Ltd

Form 24 - $10

This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO : __________ RCB 165611 04/04/2002 $10.00

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

1 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 1 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Hussin (Ms)
Bank Executive
Secretariat
6878 5304 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	4,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 1 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference shares ~~Preference~~	Non-voting convertible preference shares ~~---Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	S$1,447,180,724	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,447,180,724	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500~~.

Dated: 1 April 2002

Signature:

Name of ~~*Director~~ Assistant/Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Printed by Government Printers

Registration No : 199901152M
OBS Group Holdings Ltd

Form 24 - Noraisah.

This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO : ___________ RCB 161497 02/04/2002 $10.00

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

22 Mar 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 22 Mar 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
6878 6444 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	5,346		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 22 March 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM 24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference shares ~~Preference~~	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	1,447,121,416	S$66,475,374	25,106,101
Paid-up Share Capital	1,447,121,416	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500~~.

Dated: 22 March 2002

Signature: [signature]

Name of ~~*Director~~/Assistant Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : DBS Group Holdings Ltd This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO : ____________ 199901152M RCB 151623 22/03/2002 $10.00

(for Mailbox Subscribers)

THE DEVELOPMENT BANK OF SINGAPORE LTD

AC

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

25 Mar 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 25 Mar 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Joanne Mong (Ms)
Bank Executive
Secretariat
6878 5246 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 SEPTEMBER 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	10,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building
Singapore 068809

A/c No:
Tel No: 878 6076
Fax No: --- ----

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 25/3/2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	1,447,131,416	S$66,475,374	25,106,101
Paid-up Share Capital	1,447,131,416	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 25/3/2002

Signature: [signature]

Name of ~~*Director~~/Assistant Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

26 Mar 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of DBSH's Form 24 dated 26 Mar 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Hussin (Ms)
Bank Executive
Secretariat
6878 5304 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	20,108		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:

Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 26 March 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference shares ~~Preference~~	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	S$1,447,151,524	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,447,151,524	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 26 March 2002

Signature: [signature]

Name of ~~*Director~~/Secretary: Assistant Claire Tham Li Mei (Ms)

*Delete where inapplicable.
†This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	25,200		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(f) 26 March 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM 24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference shares ~~Preference~~	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	S$1,447,176,724	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,447,176,724	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500~~.

Dated: 26 March 2002

Signature: [signature]

Name of ~~*Director~~/Assistant Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : 199901152M (Noraniah)

DBS Group Hldgs Ltd

This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO : __________ RCB 155123 26/03/2002 $20.00

(for Mailbox Subscribers)

RCB

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS BANK

3 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of DBSH's Form 24 dated 3 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Joanne Mong (Ms)
Bank Executive
Secretariat
6878 5246 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS.GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	9,450		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 2 April 2002

*Delete where inapplicable.
†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM 24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference shares ~~Preference~~	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	1,447,190,174	S$66,475,374	25,106,101
Paid-up Share Capital	1,447,190,174	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500~~.

Dated: 3 April 2002

Signature: [signature]

Name of ~~*Director~~ Assistant/Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	40,485		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 2 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference shares ~~Preference~~	Non-voting convertible preference shares ~~---Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	1,447,230,659	S$66,475,374	25,106,101
Paid-up Share Capital	1,447,230,659	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500~~.

Dated: 3 April 2002

Signature: ....

Assistant
Name of ~~*Director~~/Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.
†This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

4 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 4 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
6878 8841 (DID)

ENCS

/fb

Registration No : 199901152M DBS Group Holdings Ltd.

This is Not A Receipt Unless it is Machine Receipted

RCB 164755 04/04/2002 $10.00

MAIL BOX NO : __________

(for Mailbox Subscribers)

RCB

REGISTRY OF COMPANIES AND BUSINESSES

199904

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	11,627		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM **24**

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 3 APRIL 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference shares ~~Preference~~	Non-voting convertible preference shares ~~---Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	S$1,447,242,286	S$66,475,374	S$25,106,101
Paid-up Share Capital	S$1,447,242,286	S$66,475,374	S$25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 4 APRIL 2002

Signature: ....

Name of ~~*Director~~ Assistant /Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

Printed by Government Printers

DBS GROUP HOLDINGS

5 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 5 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Joanne Mong (Ms)
Bank Executive
Secretariat
6878 5246 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS.GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	42,122		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 5 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM 24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference shares ~~Preference~~	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	1,447,304,462	S$66,475,374	25,106,101
Paid-up Share Capital	1,447,304,462	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 5/04/2002

Signature: [signature]

Name of ~~*Director~~/Assistant Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

8 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 8 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
6878 6444 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	84,084		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 8 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	~~Preference~~ Non-voting redeemable convertible preference shares	~~Others~~ Non-voting convertible preference shares
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Captial	1,447,388,546	S$66,475,374	25,106,101
Paid-up Share Capital	1,447,388,546	S$66,475,374	25,106,101

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500~~.

Dated: 8 April 2002

Signature: [signature]

Name of ~~*Director~~/Assistant Secretary: Claire Tham Li Mei (Ms)

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : DBS Group Holdings Ltd

This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO : ____________

(for Mailbox Subscribers)

THE DEVELOPMENT BANK OF SINGAPORE LTD

(1999 01152 RCB 18/04/2002 $10.00

RCB

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

12 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 15 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua

Avens Chua (Ms)
Bank Executive
Secretariat
6878 6444 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 SEPTEMBER 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	60,750		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building
Singapore 068809

Tel No: 878 6076
Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:

Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 12 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,447,532,520	S$66,475,374	25,103,264
Paid-up Share Capital	1,447,532,520	S$66,475,374	25,103,264

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 12 April 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : DBS Group Holdings Ltd

This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO : 199901152M

(for Mailbox Subscribers)

RCB 176484 15/04/2002 $10.00

THE DEVELOPMENT BANK OF SINGAPORE LTD

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

17 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of DBSH's Form 24 dated 17 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
6878 8841 (DID)

Enc

Registration No : 199901152M DBS Group Holdings Ltd. This is Not A Receipt Unless it is Machine Receipted

RCB 180447 17/04/2002 $10.00

MAIL BOX NO : __________

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

For enquiries, please call BIZLINE: 1800-222 6266

200004

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	154,144		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see Certificate attached

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 16 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,447,686,664	S$66,475,374	S$25,103,264
Paid-up Share Capital	S$1,447,686,664	S$66,475,374	S$25,103,264

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 17 April 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

24 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of DBSH's Form 24 dated 24 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
6878 6444 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS .GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	22,051		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(f) 23 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,453,323,653	S$66,475,374	19,608,841
Paid-up Share Capital	1,453,323,653	S$66,475,374	19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 24 April 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

This is Not A Receipt Unless it is Machine Receipted

Registration No : PBS Group Holdings Ltd
199001152M

RCB 190962 25/04/2002 $10.00

AC

MAIL BOX NO : __________
(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES
For enquiries, please call BIZLINE: 1800-222 6266

200004

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

23 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

EXEMPTION NO. 82-3172
ISSUER : THE DEVELOPMENT BANK OF SINGAPORE LTD (DBS BANK)

The attached material (a copy of Form 94 relating to the Notice of Closure of Share Transfer Books and Register of Members for Ordinary Shares dated 23 April 2002) is being supplied for filing pursuant to Exemption No. 82-3172 granted to The Development Bank of Singapore Ltd under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully

CLAIRE THAM (MS)
ASSISTANT SECRETARY
6878 6076 (DID)

ENC

/nhn

THE COMPANIES ACT
(CHAPTER 50)
Sections 50 (2) (*b*) and (*d*), 45 (1) (*h*), 109 (3), 213 (8) (*a*), 368 (1) (*a*), (*b*), (*e*), . . . etc

GENERAL LODGMENT FORM

FORM
94

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

Name of person lodging this form: Ms Claire Tham Li Mei

*NRIC/Passport No: S1786987F

Address: 6 Shenton Way, DBS Building
Singapore 068809

Designation: Assistant Secretary

1 I, the abovenamed person, hereby lodge the following document (the text of which is set out below) in respect of the abovementioned company:

(1) Nature of document: Notice of Closure of Share Transfer Books and Register of Members including the Depository Register

(2) Date of document: 23 April 2002

(3) The text of the document is as follows:
*(The document is annexed hereto)

The document is annexed hereto.

2 This lodgment was completed and signed by me on:

....
Signature of person making lodgment

....
Signature of Witness

....
*Advocate & Solicitor/Approved Company Auditor/Notary Public/Commissioner for Oaths/ Director of Company/Secretary of Company

*Delete where inapplicable.

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: CLAIRE THAM (MS)	Date of Registration:
Address: 6 SHENTON WAY, DBS BUILDING TOWER ONE SINGAPORE 068809 Tel No: 6878 6076	Receipt No:
A/c No: Fax No: 6222 1035	Checked By:

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

Section 192(1)

NOTICE OF CLOSURE OF SHARE TRANSFER BOOKS
AND REGISTER OF MEMBERS INCLUDING THE DEPOSITORY REGISTER

To: The Registrar of Companies

NOTICE IS HEREBY GIVEN that the Share Transfer Books and the Register of Members of the Company will be closed from 8 May 2002 to 9 May 2002 (both dates inclusive) for the purpose of determining shareholders' entitlement to the proposed (a) Preferential Dividend of 16 cents per DBSH Non-Voting Convertible Preference Shares, less 24.5% Singapore income tax; (b) Preferential Dividend of 16 cents per DBSH Non-Voting Redeemable Convertible Preference Shares, less 24.5% Singapore income tax; and (c) Final Dividend of 16 cents per S$1.00 ordinary share, less 24.5% Singapore income tax, in respect of the financial year ended 31 December 2001.

BY ORDER OF THE BOARD

CLAIRE THAM LI MEI (MS)
ASSISTANT SECRETARY
DBS GROUP HOLDINGS LTD

Dated: 23 April 2002

F94 - $10 - Nhn.

This is Not A Receipt Unless it is Machine Receipted

Registration No : 199901152M

DBS Group Holdings Ltd

MAIL ~~BOX NO~~ : ___________ RCB 188616 23/04/2002 $10.00

(for Mailbox Subscribers)

THE DEVELOPMENT BANK OF SINGAPORE LTD

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS BANK

19 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of DBSH's Form 24 dated 19 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Avens Chua (Ms)
Bank Executive
Secretariat
6878 6444 (DID)

Enc

THE DEVELOPMENT BANK OF SINGAPORE LTD
Secretariat 6 Shenton Way, #39-02, DBS Building Tower One, Singapore 068809. Telephone: 65-2201111 Facsimile: 65-2221035 Cable: DBSBANK
Telex: RS 24455 SWIFT Dest: DBSSSGSG Website: http://www.dbs.com.sg

Biz Regn No. 49413400C (07-17-011)

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	31,548		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:
Receipt No:
Checked By:

Form 24 Continuation Sheet 1

FORM
24

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS Group Holdings Ltd

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 18 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

FORM

24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,447,720,762	S$66,475,374	25,103,264
Paid-up Share Capital	1,447,720,762	S$66,475,374	25,103,264

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 19 April 2002

Signature: [signature]

Name of ~~*Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

This is Not A Receipt Unless it is Machine Receipted

Registration No : PRS Group Holdings Ltd

199 RCB 115 183054 19/04/2002 $10.00

MAIL BOX NO : ____________

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

For enquiries, please call BIZLINE: 1800-222 6266

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

200004

DBS GROUP HOLDINGS

22 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of DBSH's Form 24 dated 22 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Faridah Beevi (Ms)
Bank Executive
Secretariat
6878 8841 (DID)

Enc

DBS GROUP HOLDINGS LTD 6 Shenton Way, DBS Building Tower One, Singapore 068809. Telephone: 65-2201111 Facsimile: 65-2221035
Cable: DBSBANK Telex: RS 24455 SWIFT Dest: DBSSSGSG Website: http://www.dbs.com

This is Not A Receipt Unless it is Machine Receipted

Registration No : 199901152m

DBS Group Holdings Ltd.

RCB 185484 22/04/2002 $10.00

MAIL BOX NO : __________

(for Mailbox Subscribers)

REGISTRY OF COMPANIES AND BUSINESSES

For enquiries, please call BIZLINE: 1800-222 6266

200004

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	48,048		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

FORM

24

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
	(f) 19 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	S$1,447,768,810	S$66,475,374	S$25,103,264
Paid-up Share Capital	S$1,447,768,810	S$66,475,374	S$25,103,264

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 22 April 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

DBS GROUP HOLDINGS

18 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of DBSH's Form 24 dated 18 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Noraisah Hussin (Ms)
Bank Executive
Secretariat
6878 5304 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

FORM 24

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(e) 17 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,447,688,664	S$66,475,374	25,103,264
Paid-up Share Capital	1,447,688,664	S$66,475,374	25,103,264

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 18 April 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	550		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.69		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building,
Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

FORM 24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(e) 17 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,447,689,214	S$66,475,374	25,103,264
Paid-up Share Capital	1,447,689,214	S$66,475,374	25,103,264

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 18 April 2002

Signature: [signature]

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

Registration No : 199901152M
OBSH

(2 sets F24 - $20) This is Not A Receipt Unless it is Machine Receipted

MAIL BOX NO:
(for Mailbox Subscribers)

RCB 182325 18/04/2002 $20.00

RCB

REGISTRY OF COMPANIES AND BUSINESSES

FOR POSTING : PLEASE WRITE YOUR NAME & MAILING ADDRESS ON THE REVERSE OF THIS PORTION OF RECEIPT.

DBS GROUP HOLDINGS

26 Apr 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of DBSH's Form 24 dated 25 April 2002 for filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Joanne Mong (Ms)
Bank Executive
Secretariat
6878 5246 (DID)

Enc

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 18 September 1999

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	10,000		
Nominal amount of each share	S$1.00		
Amount paid or due and payable on each share paid	S$1.00		
due and payable	-		
Amount of premium paid or payable on each share	S$6.29		

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares	-		
Nominal amount of each share	-		
Amount to be treated as paid on each share	-		

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Claire Tham (Ms)
Address: 6 Shenton Way, DBS Building, Singapore 068809

Tel No: 878 6076
A/c No: Fax No: 222 1035

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

FORM **24**

(Please use continuation sheets if space provided is insufficient)

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

3 List of the allottees and an account of the shares allotted to them are as follows:
Please see certificate attached.

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
	(f) 25 April 2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM 24

Name of Company: DBS GROUP HOLDINGS LTD

Company No: 199901152M

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Non-voting redeemable convertible preference ~~Preference~~ shares	Non-voting convertible preference shares ~~Others~~
Authorised Share Capital	4,000,000,000 of S$1 par value each	500,000,000 of S$1 par value each	500,000,000 of S$1 par value each
Issued Share Capital	1,453,378,340	S$66,475,374	19,608,841
Paid-up Share Capital	1,453,378,340	S$66,475,374	19,608,841

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) Lim Associates (Pte) Ltd 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

~~(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.~~

Dated: 25/04/2002

Signature:

Name of *~~Director~~/Assistant Secretary: Claire Tham Li Mei

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.